UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 17, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the presentation materials used by UBS AG on Investor Day, November 17, 2011, which appears immediately following this page.

Agenda UBS Investor Day-November 17, 2011 Start End Topic Speaker 12.00 12.30 Our strategy S. Ermotti 12.30 13.00 Capital, liquidity and funding T. Naratil 13.00 13.30 Investment Bank C. Kengeter 13:30 14:00 Q&A / opening session All previous speakers 14:30 15.00 Wealth Management J. Zeltner 15.55 16.55 Presenters & relevant EC members available to talk to analysts & investors 15.00 15:20 Wealth Management Americas B. McCann 15.20 15.35 Q&A / wealth management businesses J. Zeltner / B. McCann 11:00 12:00 Registration and lunch 14.00 14.30 Coffee break 15.35 15.50 Q&A / all speakers All speakers 15.50 15.55 Closing remarks S. Ermotti Note: the agenda may be subject to change

UBS Investor Day Sergio Ermotti Group Chief Executive Officer November 17, 2011 Investor Day 2011

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 17 November 2011, UBS's financial report for third quarter 2011 filed on Form 6-K dated 25 October 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2011 contained in this presentation do not constitute estimates of the actual 2011 full-year results. (c) UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

2 Key messages Key messages We intend to propose a dividend of CHF 0.10 per share for FY11 and to implement a progressive capital return program thereafter We are targeting Basel 3 risk-weighted assets of no more than CHF 150 billion in our core Investment Bank We are targeting a Group return on equity of 12-17% and a Basel 3 common equity tier 1 ratio of 13% Our strategy is centered on our pre-eminent wealth management businesses and our universal bank in Switzerland. It builds on the strengths of all of our businesses, supported by our industry-leading capital position We continue to grow our wealth management businesses and in key geographies and products across the Group

The pre-eminent wealth management franchise worldwide

Our wealth management businesses are unrivaled in terms of scope, reach and client mix

Invested assets 30.9.11
CHF 1,371 billion

UBS WM Americas



651
720

UBS Wealth Management

WM + WMA

	9M10	9M11	
Pre-tax profit[1] (CHF million)	1,989	2,258	Total profits up despite challenging markets
Net new money (CHF billion)	(21.6)	30.7	NNM inflows in UHNW, Asia-Pacific, emerging markets and the US
Advisors	10,931	11,165	Improved retention rates and successful targeted recruiting

Our footprint: ~550 offices, in more than 40 countries, with more than 20 booking centers

UBS

1 Excluding restructuring charges, gains from the sale of the strategic investment portfolio in 3Q11 (WM) and 3Q10 provision related to an arbitration matter (WMA)

3

We are building on the strengths of all of our businesses

Investment Bank

- Consistently top-ranked research house[1]
- Top 3 Global Equities House [2]
- Top 3 overall FX market share[3] consistently since 2005, #1 FX House 2011[4]
- #6 in Global M&A and #4 in Global ECM in 3Q11[5]
- Top 3 in Structured Credit in 1H11[6]
- Strong global footprint: consistently top 3 in APAC IBD, #1 Pan-European brokerage firm and leading Australian franchise

Wealth Management
Wealth Management Americas

- World's leading HNW and UHNW wealth manager: CHF 1.4 trillion of invested assets
- Unrivalled in scope, reach and client mix
- Strong footprint in all major financial centers
- WM: #1 Europe, APAC, EM, CH, UNHW by invested assets
- WM: Industry-leading C/I ratio, 6bps increase in RoA since 2009
- WMA: #1 revenue per FA, #1 invested assets per FA

Retail & Corporate

- Leading retail and corporate bank in Switzerland
- Driver of growth in Wealth Management, Global Asset Management and the Investment Bank
- Continued to attract deposit inflows
- Inherently stable business with strong cash flow generation
- 9M11 pre-tax profit CHF 1.5 billion

Global Asset Management

- Invested assets: CHF 524 billion, of which 64% from third-party channels
- 9M11 third-party net new money inflows of ~CHF 11 billion
- Well-diversified across investment capabilities, regions and distribution channels
- Successful alternatives platform, including our real estate and fund of hedge funds businesses both ranked #2 globally

UBS

1 Institutional Investor 2011
2 UBS estimates based on companies reporting of 30 9 11 YTD revenues
3 Euromoney FX Poll (2005 – 2011)
4 Risk Magazine, September 2011
5 Dealogic as of 6 October 2011
6 Coalition, November 2011

4

5 Our capital, funding and liquidity positions are strong Liquidity & funding1 Substantial excess liquidity: Basel 3 liquidity coverage ratio2 >100% Sound funding sources: diversified by market, product and currency Customer deposits and long-term debt > 50% of funded balance sheet Capital position1 Industry-leading Basel 2 tier 1 capital ratio: 18.4%; Basel 2.5: 13.2% 43% increase in tangible book value per share to CHF 11.34 since 31.12.095 through earnings accretion Balance sheet1 Funded balance sheet reduced by 60% to CHF 910 billion from peak3 Liquidity substantially improved: ~80% decrease in the trading portfolio and increase of highly liquid assets3,4 Capital strength is the foundation for our success 1 On 30.9.11 2 Estimated on 30.9.11 3 Refers to 30.6.07 balance sheet (excluding positive replacement values) 4 Refers to cash and balances with central banks and financial investments available-for-sale 5 For 2009 and earlier, calculation adjusted to include shares related to mandatory convertible notes

Return on risk-weighted assets highlights the need for change

Our wealth management, asset management and R&C businesses generated three quarters of pre-tax profit over the last year

Pre-tax profit[1]



Corporate Center
4Q10
1Q11
2Q11
3Q11
Wealth Management
4Q10
1Q11
2Q11
3Q11
Wealth Management Americas
4Q10
1Q11
2Q11
3Q11
Retail & Corporate
4Q10
1Q11
2Q11
3Q11
Global Asset Management
4Q10
1Q11
2Q11
3Q11
Investment Bank
4Q10
1Q11
2Q11
3Q11

Quarterly average (4Q10-3Q11)



Basel 2 RWAs
(CHF 204 billion)
5%
8%
12%
12%
2%
61%
Pre-tax profit[1]
(CHF 1.6 billion)
(3%)
38%
6%
26%
8%
26%

1 Adjusted for own credit, restructuring charges, unauthorized trading incident, UK Bank Payroll Tax, gains on the sale of WM&SB's strategic investment portfolio, gains on the sale of property

6

We plan to reduce Investment Bank RWAs by CHF 145 billion

Targeting a ~50%[1] reduction in the total Investment Bank RWAs

Current and indicative future Basel 3 RWA breakdown (%)



30.9.11 pro forma
~CHF 400 billion
33% RWA reduction for the Group
2016 pro forma
~CHF 270 billion
~70
~230
~5
<150
Wealth Management
Wealth Management Americas
Retail & Corporate
Global Asset Management
Legacy2
Investment Bank (core)
Corporate Center

We will reduce complexity and drive higher quality risk-adjusted returns

UBS

1 Based on Basel 3 pro forma risk-weighted assets (RWAs); target assumes constant FX rates
2 Investment Bank legacy as announced in the UBS media release on 17.11.11

7

Optimizing risk-adjusted returns in the Investment Bank

We reviewed all business activities and made decisions ...

Portfolio attractiveness

Return generation	RoE, RoRWAs, RoA
Client relevance and synergy	Importance for core clients
Growth prospects	Pre-tax profit contribution and growth
Market standing	Market share and scale

Investment Bank Basel 3 RWAs



~40%
~50%
~300
~70
~230
~180
~30
~150
~155
~5
<150
Legacy
IB (Core)
(CHF billion)
3Q11 pro forma
2013 target¹
2016 target¹

... to reduce risk and complexity and improve client focus and capital efficiency

1 Target assumes constant FX rates

UBS
8

Institutional, corporate, sovereign, and sponsor client needs Wealth management client needs Thought leadership and high quality client coverage Global presence with particular strength in growth markets High speed trade execution and robust clearing platform Provider of liquidity and financing Deep insights into markets and governments Access to market-leading wealth management footprint and platform Providing services to a broad spectrum of clients Global presence and relationships puts UBS IB at the nexus of private wealth management and wholesale financial markets Capital markets offerings, advisory capabilities and bespoke solutions Dedicated Investment Bank coverage for UHNW and onshore presence in wealth management growth markets Cost effective execution and market-making Access to Global Capital Markets platform for entrepreneur clients Top-tier research offering Client connectivity is the essence of value creation Complementary client needs maximize value 9

We remain vigilant on costs

We are managing scarce resources by driving tactical and strategic efficiency initiatives …

Tactical cost reduction

CHF 2 billion cost elimination program announced in July 2011

Staff reductions[1]
(~3,500 FTE)


10%
10%
45%
35%

Restructuring charges[1]
(~CHF 550 million)


5%
10%
55%
30%

- Wealth Management & Swiss Bank
- Investment Bank
- Wealth Management Americas
- Global Asset Management

Strategic cost reduction

Further measures to increase agility in changing market conditions


Cost per unit produced
Tactical actions
Optimization
Process industrialization

… while investing in key growth areas

UBS

1 These reductions and charges were announced in August 2011 and include Corporate Center allocations

10

11 Our strategic priorities Wealth Management Strengthen industry-leading positioning: C/I, profit contribution and growth momentum Consolidate European onshore and cross-border businesses due to converging client needs Accelerate development within growth markets (Asia Pacific, Emerging Markets) Drive investment management and advisory throughout the whole organization Wealth Management Americas Capture banking and lending opportunities with clients Drive advisor productivity through increased training, teaming and platform enhancements Differentiate WMA by providing holistic services through its partnership with the IB Global Asset Management Expand the alternatives platform and invest in fast-growing passive capabilities Continue to grow third-party wholesale, building on established strengths in APAC and CH Investment Bank Competitively service our core clients Optimize capital allocation, reducing Basel 3 RWAs in core businesses to < CHF 150 billion Deliver sustainable risk-adjusted returns Retail & Corporate Provide consistent sales management with life-cycle specific services and efficient processes Capture growth opportunities in advisory and execution services Group resources Target Basel 3 CET1 ratio of 13% through earnings accretion / RWA mitigation Oversee the reduction in the legacy asset portfolio Complete implementation of CHF 2 billion tactical cost reduction program Reinforce the bank's operational risk framework

12 Annual target performance ranges for the Group1 We intend to propose a dividend of CHF 0.10 per share for the financial year 2011 and we intend to implement a progressive capital return program thereafter 9M11 annualized Target2 12-17 10.7 9M11 65-75 77.5 Target Return on equity Cost / income ratio 1 Annual performance ranges for 2012 through 2016; excluding own credit and future significant non-recurring items, if any 2 The return on equity target for the Group applies from the beginning of 2013. 2012 is a transition year as the Investment Bank is targeting a substantial reduction in RWAs (%) (%)

13 Key messages Key messages We intend to propose a dividend of CHF 0.10 per share for FY11 and to implement a progressive capital return program thereafter We are targeting Basel 3 risk-weighted assets of no more than CHF 150 billion in our core Investment Bank We are targeting a Group return on equity of 12-17% and a Basel 3 common equity tier 1 ratio of 13% Our strategy is centered on our pre-eminent wealth management businesses and our universal bank in Switzerland. It builds on the strengths of all of our businesses, supported by our industry-leading capital position We continue to grow our wealth management businesses and in key geographies and products across the Group

Finance Tom Naratil Group Chief Financial Officer November 17, 2011 Investor Day 2011

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 17 November 2011, UBS's financial report for third quarter 2011 filed on Form 6-K dated 25 October 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on November 10, 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2011 contained in this presentation do not constitute estimates of the actual 2011 full-year results. (c) UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Our target return on equity is 12-17% for the Group Capital strength is the foundation for our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3 We will implement a progressive capital return program as we successfully execute our strategy Key messages

We retained earnings and built our capital base Balance sheet Tier 1 capital and capital ratios Basel 2 risk-weighted assets Book value / book value per share 1 PRVs = positive replacement values 2 For 2009 and earlier, calculation adjusted to include shares related to mandatory convertible notes Disciplined management of resources 31.12.08 31.12.09 31.12.10 30.9.11 Basel 2 core tier 1 capital Basel 2 tier 1 ratio Hybrid tier 1 capital Basel 2.5 tier 1 ratio 25.8 24.6 30.4 33.8 7.4 7.2 4.9 4.3 38.1 35.3 31.8 33.2 11.0% 15.4% 17.8% 18.4% 13.2% 12.7% 31.12.08 31.12.09 31.12.10 30.9.11 Goodwill and intangible assets Tangible equity attributable to UBS shareholders Book value per share (CHF)2 26.8 30.0 37.0 42.4 51.8 46.8 41.0 32.5 11.47 12.35 13.85 10.81 31.12.08 31.12.09 31.12.10 30.9.11 Investment Bank Other businesses 207 199 207 302 Assets excluding PRVs1 PRVs 31.12.08 31.12.09 31.12.10 30.9.11 1,161 919 916 910 2,015 1,341 1,317 1,447 (CHF billion) (CHF billion) (CHF billion) (CHF billion)

Diversified funding with a long-term funding surplus

Customer deposits are a stable source of funding



Assets
30.9.11
Liabilities & equity
Other assets[1]
Cash at central banks
Interbank
Tradable assets[4]
Loans
Behavioral maturities > 1 year[2]
Surplus >CHF 100 billion
Other assets
Interbank
Tradable assets
Loans
Equity
Other liabilities
Tradable liabilities
Bonds and notes issued
Customer deposits
Equity
Other liabilities
Money market
Interbank
Tradable liabilities[3]
Bonds and notes issued
Customer deposits

- Surplus stable funding comfortably exceeds projected requirements under stress scenario
- We continue to attract client deposits as clients seek safety
  - Net new deposit inflows (net of FX impact) of CHF 16.5 billion or +5% year-to-date
- Estimated Net Stable Funding Ratio (NSFR) of ~100% on 30.9.11



Fiduciary deposits
Time deposits
Retail savings / deposits
Demand deposits
14%
15%
39%
32%
CHF
USD
EUR
Other

UBS

1 Including net replacement values
2 Based on UBS internal model for stressed liquidity
3 Tradable liabilities consist of trading portfolio liabilities, cash collateral on securities lent and repurchase agreements
4 Tradable assets consist of trading portfolio assets, cash collateral on securities borrowed and reverse repurchase agreements

4

Our liquidity position is strong

We continue to have substantial excess liquidity

23% of our funded balance sheet assets are in the form of available liquidity[1]

Funded balance sheet (30.9.11)



Assets
Liabilities & equity
Other
23%
Loans
Available contingent funding sources / cash reserves
CHF 66 billion surplus
Other
Money market ~7%
Interbank² ~4%
Bonds and notes issued ~17%
Customer deposits

We continue to be compliant with FINMA's liquidity regime

- FINMA's liquidity requirements are broadly in line with Basel 3 recommendations
- Currently banks employ a wide range of interpretations to calculate the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR)
- We expect to comply early with the final Basel 3 LCR and NSFR at no or minimal incremental cost
- Estimated Basel 3 LCR greater than 100% on 30.9.11

Available liquidity as % of funded balance sheet UBS vs. peers[3]



25%
20%
15%
10%
5%
UBS 23%
Peer A
Peer B
Peer C
Peer D
Peer E
Peer F
Peer G
Peer H

1 Dedicated liquidity reserves including excess cash at major central banks and unutilized collateralized borrowing capacity
2 Interbank liabilities only. Interbank liabilities net of interbank assets are ~1% of funded balance sheet as of 30.9.11
3 On 30.9.11. Peer group: Barclays (30.6.11), Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan, Morgan Stanley and RBS Group (30.6.11); available liquidity amounts as disclosed by peers, however, the definitions may not be directly comparable

UBS 5

Financial performance affected by challenging markets 1 Adjusted for own credit, restructuring charges, unauthorized trading incident, UK Bank Payroll Tax, gains on the sale of WM&SB's strategic investment portfolio, gains on the sale of property, provision for arbitration case (WMA, 3Q10) 2 Quarterly net profit attributable to UBS shareholders annualized / average equity attributable to UBS shareholders Diluted earnings per share Return on equity2 Our performance underscores the strength of our asset gathering businesses and the stability of our retail and corporate operations Pre-tax profit1 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 1.2 1.3 0.1 0.8 0.4 1.3 1.3 1.1 1.0 1.3 1.3 1.2 1.4 0.9 0 0.6 1.0 0.4 (0.3) (CHF billion) WM / WMA / Global AM Investment Bank R&C Group revenues (CHF billion) 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 Group revenue Cost / income ratio 6.7 7.2 8.3 6.4 7.1 9.2 9.0 81% 73% 77% 84% 70% 88% 71% (CHF) 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 0.58 0.52 0.43 0.43 0.47 0.26 0.27 (%) 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 21.0 18.1 14.2 14.1 15.5 8.6 8.2

Key messages Our target return on equity is 12-17% for the Group Capital strength is the foundation for our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3 We will implement a progressive capital return program as we successfully execute our strategy

Risk-weighted assets-path to Basel 3 Basel 2 30.9.11 Basel 2.5 30.9.11 (CHF billion) 1 Reversal of CHF 17 billion of stressed VaR related to the unauthorized trading incident 2 Includes net long participations not consolidated (CHF ~3 billion additional RWAs), deferred pension expenses (RWAs reduced by CHF ~3 billion), systemic credit risk (CHF ~5 billion additional RWAs) and other (CHF ~2 billion additional RWAs) 3 SNB StabFund option or underlying assets 4 Target assumes constant FX rates 31.12.16 target4 IB (legacy & core) Other2 ~7 SNB StabFund3 (CHF ~20 billion; assumed constant) 284 207 We will reduce Basel 3 risk-weighted assets by CHF 130 billion ~270 Basel 3 30.9.11 pro forma ~400 ~230 ~70 31.12.12 target4 ~340 ~190 ~45 31.12.13 target4 ~290 ~150 ~30 <150 Group 198 127 Legacy Core Investment Bank Unauthorized trading incident1 Basel 3 uplift Basel 2.5 uplift 77 (17) Securitizations / SNB StabFund option ~80 Credit valuation adjustments ~50 ? CHF (145) billion of net IB RWA mitigation CHF 15 billion RWA growth in other businesses

Basel 3 risk-weighted assets[1] — reduction plan

RWA reductions	2012	2013	2014	2015	2016
IB targeted completion	~45%	~80%			100%
Group targeted completion (incl. StabFund)	~40%	~70%			100%

(CHF billion)

Core Investment Bank	~35	Business realignment
	~30	CVA[2] mitigation / optimization
	~5	Securitization
	~0-10	OTC to CCP[3]
	~0-10	Other hedging
Legacy	~18	SL ARS[4] inventory
	~45	Mitigation: sales and restructuring
Total	**~145**	
SNB StabFund	~20	SNB StabFund option or underlying assets[5]

1 Basel 3 RWAs on a pro forma basis
2 Credit valuation adjustment
3 Over-the-counter to central counterparty
4 Student loan auction rate securities
5 Factors that will affect the timing of the exercise of our option to buy the SNB StabFund's equity include the Fund's progress in repaying the loan to the SNB and the RWAs associated with the assets owned by the Fund

UBS

9

We are targeting a common equity tier 1 (CET1) ratio of 13%



Basel 3 capital ratios - illustrative example[1]
(see assumption overview slide in the appendix)
Target capital ratios
Phased-in scenario
2019 rules fully applied
Loss-absorbing capital
Common equity
1 Goodwill / intangible assets[2]
2 Capital deduction items
CET1 ratio
13.0%
10.1%[3]
1.1%
2.9%
10.1%
14.2%[3]
0.7%
1.3%
3.2%
13.5%
18.7%[3]
1.7%
1.1%
3.6%
16.9%
6.2%
6.2%
9.7%
0.7%
9.0%
14.0%
1.7%
12.2%
19%
6%[4]
13.0%
Target loss-absorbing capital
Target common equity capital
30.9.11
31.12.12
31.12.13
30.9.11
31.12.12
31.12.13

	30.9.11	31.12.12	31.12.13	30.9.11	31.12.12	31.12.13	
CET1 capital	40.4	45.8	49.1	24.6	30.5	35.5	~35
RWAs	~400	~340	~290	~400	~340	~290	~270

(CHF billion)

1 Assumptions - Earnings: based on 9M11 annualized net profit attributable to shareholders of CHF 4.9 billion adjusted for significant items, held constant through 2013; Dividends: CHF 0.10 per share accrued in 4Q11, 2012 and 2013; Deferred tax assets on net operating losses of CHF 8.2 billion on 30.9.11: net decrease due to amortization of CHF 0.5 billion in 2012 and 2013; Deferred pension expenses of CHF 3.3 billion on 30.9.11: held constant; Other deduction items of CHF 0.5 billion on 30.9.11: not taken into account for the calculation of phased-in CET1 capital and ratio; Deduction for exposures in financial industry excluded as rules need further clarification; Tier 1 hybrid instruments: instruments called at first call date; CHF 2.5 billion loss-absorbing capital issuance per year

2 Goodwill and intangible assets will be deducted from CET1 capital under Basel 3. In the transition period, there will be a phase-in during which they will be deducted from tier 1 capital and not from CET1 capital up to the amount of outstanding phased-in hybrid tier 1 capital

3 Existing eligible tier 2 instruments (CHF 6.1 billion on 30.9.11) not taken into account

4 UBS is eligible for a capital rebate on a portion of the capital requirement subject to measures taken to improve resolvability

UBS

10

A non-dilutive structure is our preferred form Loss-absorbing capital Swiss parliament passed the TBTF law in September 2011 Law most likely to come into force in early 2012 The regulation will be finalized by 2Q12 at the earliest and define important implementation details UBS is eligible for a capital rebate on a portion of the capital requirement subject to measures taken to improve resolvability Contingent convertible debt (CoCos) Write-down bonds with warrants attached Pure write-down debt Possible loss-absorbing capital structures include: Swiss too-big-to-fail (TBTF) legislation: 10% 3% 6% 6% 13% Low-trigger capital Additional loss- absorbing capital Common equity capital High-trigger or common equity capital Swiss regulation (1.1.19) Target capital structure (Regulatory capital as % of RWAs)

Deferred tax assets on net operating losses The potential to recognize additional deferred tax assets remains significant Unrecognized potential DTAs on NOLs1,2 of CHF 18.1 billion on 30.9.11 Tax losses have a remaining average life of approximately 17 years in the US; indefinite life in the UK Profitability assumptions over a 5-year time horizon form the basis of the recognition of DTAs DTAs re-measured annually in 3Q Expected profitability associated with our revised strategy continues to support the level of DTAs recognized on the balance sheet 1 Net operating losses 2 Equals the potential tax savings associated with unrecognized tax loss carry forwards (CHF billion) Recognized DTAs on NOLs1 Unrecognized potential DTAs on NOLs1,2 4.7 8.2 3.1 0.4 18.1 15.5 2.3 0.3 US Switzerland UK RoW Total as of 30.9.11

Key messages Our target return on equity is 12-17% for the Group Capital strength is the foundation for our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3 We will implement a progressive capital return program as we successfully execute our strategy

Our equity allocation framework



Weights
RWAs
Assets
RBC[1]
50%
25%
25%
WM
WMA
R&C
Global AM
Core IB
CC
Tangible equity
Capitalize with 10% Basel 3 tier 1 ratio
Capitalize with 3.5% Basel 3 leverage ratio
Internal measure of economic risk
+
Goodwill / intangible assets
+
Management adjustments
+
Central items
("Swiss finish", DTAs on net operating losses, deferred pension expenses)
Attributed equity
(CHF billion)
30.9.11[2]
2.5
5
8
5
4
32
Future
Attributed equity to the IB will decrease due to risk reduction and the allocation of IB legacy assets to Corporate Center

- Equity attributed to businesses reflects our overarching objective to maintain a strong capital base
- Resources not under the direct control of the businesses ("central items"), such as the additional equity related to the "Swiss finish", DTAs and deferred pension expenses, are allocated to the Corporate Center

UBS

1 Risk-based capital
2 CHF 32 billion for 3Q11 includes both Core Investment Bank and Legacy

14

Annual target performance ranges1 1 Annual performance ranges for 2012 through 2016; excluding own credit and future significant non-recurring items, if any; 2 Client assets (invested and custody-only assets) and loans (on-balance sheet client liabilities); 3 Net interest income (annualized) / average loans; 4 The return on equity target for the Group and the return on attributed equity target for the Investment Bank apply from the beginning of 2013. 2012 is a transition year as the Investment Bank is targeting a substantial reduction in RWAs; the equity attributed to the Investment Bank is expected to be reduced as it is targeting a substantial reduction in RWAs. Legacy businesses and positions will be transferred to the Corporate Center; 5 Target assumes constant FX rates Ranges of sustainable performance in our businesses NNM growth rate Gross margin Cost / income ratio Wealth Management Americas 2-4% 80-90% 75-85 bps 3-5% NNM growth rate Gross margin Cost / income ratio 60-70% 95-105 bps Wealth Management 1-4% Net new business volume growth2 Net interest margin3 Cost / income ratio 50-60% 140-180 bps Retail & Corporate 3-5% NNM growth rate Gross margin Cost / income ratio 60-70% 32-38 bps Global Asset Management 12-17% Pre-tax return on attributed equity4 Cost / income ratio Basel 3 RWAs (CHF billion)5 <150 70-80% Core Investment Bank Cost / income ratio 65-75% Return on equity4 12-17% Group

Key messages Our target return on equity is 12-17% for the Group Capital strength is the foundation for our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3 We will implement a progressive capital return program as we successfully execute our strategy

Appendix

Basel 3 ratios: capital assumptions for illustrative example

(CHF billion)	30.9.11	31.12.12	31.12.13
CET1 capital (fully applied) ①	• Applying all relevant capital deductions • Includes revised treatment for securitization positions and UBS's option to buy the SNB StabFund's equity **24.6**	• Net profit[1]: CHF 1.2 billion for 4Q11; CHF 4.9 billion for FY12 • Dividends[2]: CHF 0.4 billion for FY11; CHF 0.4 billion for FY12 • Net DTA amortization increases CET1 capital by CHF 0.5 billion[5] **30.5**	• Net profit[1]: CHF 4.9 billion • Dividends[2]: CHF 0.4 billion • Net DTA amortization increases CET1 capital by CHF 0.5 billion[5] **35.5**
Goodwill & intangible assets[3] ②	• CHF 9.4 billion partly covered by tier 1 hybrid instruments (CHF 4.3 billion) **4.3**	• CHF 9.4 billion partly covered by tier 1 hybrid instruments (CHF 4.3 billion) **4.3**	• CHF 9.4 billion partly covered by tier 1 hybrid instruments (CHF 3.1 billion) • CHF 1.2 billion (EUR 995 million) tier 1 hybrid instrument called at first call date (11.4.13) **3.1**
Capital deduction items[4] ③	• DTAs on net operating losses of CHF 8.2 billion • Deferred pension expenses of CHF 3.3 billion **11.5**	• DTAs on net operating losses of CHF 7.8 billion (net DTA amortization of CHF 0.5 billion) • Deferred pension expenses of CHF 3.3 billion **11.0**	• DTAs on net operating losses of CHF 7.3 billion (net DTA amortization of CHF 0.5 billion) • Deferred pension expenses of CHF 3.3 billion **10.5**
CET1 capital (phased-in) (1+2+3)	**40.4**	**45.8**	**49.1**

1 Profit assumptions based on 9M11 annualized net profit attributable to shareholders adjusted for significant items (own credit, restructuring charges, unauthorized trading incident, gains on the sale of WM&SB's strategic investment portfolio and gains on the sale of property), held constant through 2013
2 Dividend of CHF 0.10 per share accrued in 4Q11, 2012 and 2013
3 Goodwill and intangible assets will be deducted from CET1 capital under Basel 3. In the transition period, there will be a phase-in during which they will be deducted from tier 1 capital and not from CET1 capital up to the amount of outstanding phased-in hybrid tier 1 capital
4 Other deduction items of CHF 0.5 billion capital deduction not taken into account (on 30.9.11): own credit / DVA of CHF (0.9) billion; net long participations not consolidated of CHF +0.6 billion; net other CHF (0.2) billion
5 Net profit already factors in the assumed net DTA amortization of CHF 0.5 billion. Inasmuch as the starting point of this presentation is fully applied CET1 capital under Basel 3, the impact of DTA amortization is considered to increase CET1 capital

UBS

18

Exposures to selected European countries not rated AAA / Aaa1 1 Refer to pages 44-45 of UBS's 3Q11 report for more information 2 Includes central governments, agencies and central banks 3 Net of credit protection bought 4 The majority of the Ireland exposures relates to funds and foreign bank subsidiaries The majority of our net exposures relates to traded products and tradable assets

Investment Bank Carsten Kengeter Investor Day 2011 CEO UBS Investment Bank November 17, 2011

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 17 November 2011, UBS's financial report for third quarter 2011 filed on Form 6-K dated 25 October 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on November 10, 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2011 contained in this presentation do not constitute estimates of the actual 2011 full-year results. (c) UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages The Investment Bank will be focused and simpler Our execution will be disciplined and effective Successful execution of our strategy will lead to attractive and sustainable risk- adjusted returns Our business mix is driven by core client needs and capital efficiency

An Investment Bank critical to the Group strategy Optimize capital allocation while actively reducing risk Deliver sustainable risk-adjusted returns with a strategy balanced across three pillars Competitively service our core clients across wealth management, institutional, corporates, sovereigns, and sponsors The Investment Bank will be more client-centric, capital efficient and better aligned with our wealth management businesses WM & WMA Retail & Corporate Global AM Investment Bank Clients

Build on our fundamental strengths

Leadership position in core businesses …	• Consistently top-ranked research house[1] (covering 85% of global market cap) • Top 3 Global Equities house[2] • Top 3 overall FX market share consistently since 2005[3]; #1 FX House in 2011[4] • #7 in Global M&A, #2 in Global ECM and #5 in DCM in 3Q11[5] • #1 Dealer – Gold Spot and Options, Silver Spots and Forwards[6] • Top 5 Equity Derivatives House[7]
… with strong home market positions in key developed and developing markets …	• Best Asian Equity Derivatives House[8] and Best Asian Equity Structured Products House[9] • Consistent top 3 in APAC IBD[5] • Leading Australian franchise across all businesses • #1 Pan-European brokerage firm for 12th consecutive year[10]
… and significant achievements	• Launch of UBS Neo: a new leading-edge client platform • Top 3 in Structured Credit in 1H11, up from sub top 10 in 2009[7] • Gained more share in US fixed income than any other dealer[11]

1 Institutional Investor 2011
2 UBS estimates based on companies reporting of 30 09 11 YTD revenues
3 Euromoney FX Poll (2005 – 2011)
4 Risk Magazine, September 2011
5 Dealogic fees for M&A and IBD, volumes for DCM and ECM as of 11.11.11
6 Risk & Energy Risk - Commodity Rankings 2011
7 Coalition, November 2011
8 Structured Products Asia Awards 2011
9 Finance Asia August 2011
10 Extel Survey 2011
11 Greenwich Associates 2011 Fixed-Income Investors Study for the timeframe March 2010-March 2011

UBS

4

C/I ratio Capital intensity RoE What? Clients? Strategy focused on client needs Simpler business model based on three strategic pillars ... .... requires a careful balance to optimize returns Flow Execution Market-making Clearing WM, institutional High Medium Low Invest and Grow Solutions Support key clients Selective risk-taking Market expertise WM, corporates, sovereigns, sponsors and institutional Low High Medium - High Optimize Advisory and analytics Research & insight Advisory Analysis WM, corporates, sovereigns, sponsors and institutional High Medium - High Low Monetize How?

Optimizing risk-adjusted returns Portfolio attractiveness based on: Return generation Client relevance and synergy Growth prospects RoE, RoRWAs, RoA Importance for core clients across wealth management, institutional, corporates, sovereigns and sponsors Pre-tax profit contribution and growth Market standing Target market share and scale

Average 9M11 pro forma Basel 3 RWAs Business mix 2010 and 9M11 annualized average ECBB1 We have analyzed performance and capital allocation at a granular level Exit Small to medium decrease Increase Large decrease Future RWA2 usage: Approximately flat 1 ECBB is an internal measure of business performance based on economic contribution before tax and variable compensation, and does not necessarily correlate to IFRS results on an absolute or relative basis 2 Basel 3 future RWAs expectations compared to the 9M11 average on a pro forma basis

Optimizing the portfolio for capital and client needs

Portfolio attractiveness of selected businesses

(Return generation, client relevance and synergy, growth prospects, market standing)

Capital intensity (Basel 2.5 / 3)	Not attractive	Attractive	Very attractive
Low	FICC Macro Directional Trading Equity Prop Trading	FICC Emerging Markets FICC Credit Flow APAC FICC Credit Flow EMEA FICC Commercial Real Estate Finance / MBS	FICC Special Situations Group FICC Commodities FICC Leveraged Finance & Primary Capital Markets & Corporate Lending IBD M&A and Advisory Cash Equities
Moderate		Equity Prime Services FICC Structured Rates FICC Credit Flow US Synthetic Equity	FICC FX FICC Credit Solutions Equity Derivatives
High	FICC Asset Securitization FICC Complex Structured Products	Equity Linked FICC Long-End Flow Rates FICC Global Correlation	FICC Short-End Flow Rates

Future RWA[1] usage: Exit · Large decrease · Small to medium decrease · Approximately flat · Increase

UBS

1 Basel 3 future RWAs expectations compared to the 9M11 average on a pro forma basis

8

Generating capital efficiency

Targeting a ~50% reduction in total RWAs by 2016 ...



Basel 3 pro forma RWAs
(CHF billion)
Legacy
~2-3x 3Q11
~70
~90%
~30
~5
Core Investment Bank[1]
~230
~35%
~150
<150
~1.5x 3Q11
Operational Risk
Market and Credit Risk
2008
3Q11
2013 target
2016 target

... with ~35% reduction in core businesses and ~90% in Legacy RWAs

UBS

1 3Q11 pro forma RWAs include CHF 12.5 billion of market risk and exclude CHF 17 billion of stressed VaR related to unauthorized trading incident. 2013 and 2016 targets include CHF 12.5 billion related to unauthorized trading incident in Operational Risk; targets assume constant FX rates

9

Basel 3 risk-weighted assets1 - reduction targets 1 Basel 3 RWAs on a pro forma basis 2 Credit valuation adjustment 3 Over-the-counter to central counterparty 4 Student loan auction rate securities 2013 2014 2015 2016 2012 ~45% ~80% 100% IB targeted completion RWA reductions (CHF billion) ~30 ~0-10 Securitization CVA2 mitigation / optimization OTC to CCP3 Core Investment Bank Business realignment Other hedging ~0-10 ~35 ~5 Legacy ~45 ~18 Mitigation: sales and restructuring SL ARS4 inventory ~145 Total

FICC business impact from RWA reduction[1]

RWA reduction driving rationale

Macro

- Reduce capital-inefficient trades in Long-End Rates
- Continued focus on increasing client flow and electronic execution
- Optimize Short-End Rates platform
- Estimated revenue impact of ~ CHF 300 million[3]

Credit

- Refocus of Credit flow – more client flows, less risk-taking and RWA optimization
- Rescale Structured Credit – leverage Solutions expertise and reduce capital intensive correlation books
- Estimated revenue impact of ~ CHF 200 million[3]

Emerging Markets

- No material de-risking
- Augmentation of global EM hubs with selective light-touch local presence
- Optimization of RWA profile

Legacy

- Planned full exit after 2016 – no client franchise impact
- Roll-off some assets
- Sale and wind down other assets as opportunities arise

Basel 3 pro forma RWA development (CHF billion)


~85
~40
~45
~55
~40
~40
~20
~20
~15
~70
~30
~5
3Q11
2013 target
2016 target

9M11 annualized revenues[2] (CHF billion)

Macro	2.4
Credit	1.6
Emerging Markets	0.4
Legacy	0.1

UBS

1 Slide excludes "FICC Other", which is part of the core Investment Bank
2 Segment revenues adjusted for Legacy assets
3 Estimates reflect assessments of potential annual revenue impact relative to outcomes without RWA reductions, and not impacts relative to 2011 revenue levels

11

FICC — reduced capital usage with a focus on serving clients

Flow

- Advanced algorithmic trading capabilities
- Next-generation automation of market-making and agency client platforms
- OTC to CCP and PIN-FI[1]
- Increase velocity
- UBS Neo to increase market share


Flow
Advisory
Clients
Solutions

Advisory and analytics

- Increase UBS Delta market penetration and monetization
- Monetize strong strategy research

Solutions

- Curtail capital intensive businesses with selective principal risk-taking
- Sales-driven risk mitigation
- Invest in Brazil and US
- Target leveraged finance, high yield and commercial real estate jointly with IBD
- Improve speed of response to clients
- Lightly structured offering for wealth management

Basel 3 pro forma RWAs


~160
~35%
~105
~105
(CHF billion)
3Q11
2013 target
2016 target
Macro
EM
Credit
Other

UBS

1 Over-the-counter to central counterparty and PIN-FI. UBS Price Improvement Network (PIN-FI) is a FICC multi-asset execution platform offering clients direct access to a broad and deep pool of client, dealer and UBS liquidity in a single hub

12

Equities — grow with targeted investment in technology

Flow

- Electronic execution, client platforms (UBS Neo) and algorithmic capabilities
- EM footprint in cash and access products
- High frequency trading through technology offerings
- Processing scale

Advisory and analytics

- Deliver greater monetization of leading research


Flow
Advisory
Clients
Solutions

Basel 3 pro forma RWAs


~27
~12%
~24
~24
(CHF billion)
3Q11
2013 target
2016 target
Derivatives
Other[1]
Cash
Prime Services

Solutions

- Derivatives offerings for self-guided investors and global corporates
- Value-added structured products distribution to wealth management clients
- Leverage Prime Services capabilities across asset classes
- Partner with select hedge funds
- Institution-like coverage to UHNW

1 Equities proprietary trading is reported in "Other"

UBS
13

IBD - increase market share and leverage global footprint Geographic focus Advisory and analytics Geography Advisory Strengthen US IBD Restore EMEA IBD market share Extend leading market position in APAC Derivatives and principal solutions in a capital-efficient manner Monetization of lending book Emphasize sponsors, leveraged finance, and capital markets Drive ECM share through leading Equities franchise Allocate country, sector and product resources more efficiently Expand corporate coverage for UHNW Extend market share gains in M&A Recent highlights Lender, bookrunner and/or advisor on 6 of the largest 12 LBO transactions in 9M11 Strong progress on hiring: 28 MD hires in 9M11 #2 in Asia ex Japan and #1 in Australasia in 9M11 across products1 Cross-business cooperation in the largest LatAm into LatAm transaction in history (Suramericana acquisition of ING LatAm Pension and WM businesses) Joint Lead Manager on the largest ever single tranche Asia-Pacific bond offering for the Agricultural Bank of China Clients 1 Dealogic fees for M&A and IBD, volumes for DCM and ECM as of 11.11.11 Solutions Solutions

Specific initiatives underway to strengthen IB / WM partnership Guiding principle is to align service delivery and execution of each pillar based on client needs and economics Client Flow Solutions Advisory & analytics Ultra High Net Worth (UHNW) HNW and other Global Family Office (GFO) Dedicated senior banker coverage Dedicated syndicate desk Enhance and expand e-delivery Dedicated IB team focused on GFO and other UHNW clients Focus on Solutions and Advisory Leverage existing CAG1 resources Potential to expand markets covered Dedicated teams in selected EMs for coverage of UHNW clients 1 Corporate Advisory Group Pillar

We remain vigilant on costs ~1,300 gross front office headcount exits initiated in 9M11, with full impact reflected in 2012 Discretionary spending focused on client revenue generating activities Operating model and process improvements to increase efficiency Increased management focus and transparency on spending and value Operating expenses (CHF billion) Balanced business mix to support lower and less volatile cost / income ratios ~8.8 1 End of year headcount for 2007, 2010, 2013 and June month-end headcount for 2011. 2007 and 2010 figures are adjusted for organizational changes over time and best represent comparables to the current state 2 Target assumes constant FX rates Headcount1 (thousand) 24.1 17.2 17.8 ~16.5 Actions taken in 2011 will eliminate ~CHF 1 billion from our cost base 9.7 15.9 9.8 2007 2010 6M11 annualized 2013 target2

Effective and disciplined execution Focused on staff development Incentive compensation that incorporates resource use Systematic interface with WM / WMA Clearer client coverage model Centralized measurement of client profitability, scarce resource use Differentiated execution of pillars Tightly controlled product universe Emphasized front-to-back process integrity Systematic tracking of progress against risk / return metrics Central allocation / management of scarce resources (RWA, funding, etc.) Talent Client focus Operational Capital efficiency Effective execution

Pre-tax RoaE4 Cost / income ratio3 RWA2 (CHF billion) <150 127 198 ~300 Basel 2 Target 78 90 70 - 80 2010 3Q11 YTD Target (%) (%) Our targets for the future1 Basel 2.5 3Q11 Basel 3 pro forma 10.8 3.5 12 - 17 2010 3Q11 YTD 1 Annual performance ranges for 2012 through 2016; excluding own credit and future significant non-recurring items, if any 2 3Q11 RWAs related to unauthorized trading incident as shown: CHF 11.4 billion (Basel 2), CHF 28.5 billion (Basel 2.5) and CHF 12.5 billion (Basel 3 pro forma; CHF 17 billion of stressed VaR is excluded due to the roll-off); Target assumes constant FX rates 3 Excluding own credit and unauthorized trading incident 4 The return on attributed equity target for the Investment Bank applies from the beginning of 2013. 2012 is a transition year as the Investment Bank is targeting a substantial reduction in RWAs; the equity attributed to the Investment Bank is expected to be reduced as it is targeting a substantial reduction in RWAs. Legacy businesses and positions will be transferred to the Corporate Center Total IB (including Legacy) Core Investment Bank Target

Key messages The Investment Bank will be focused and simpler Our execution will be disciplined and effective Successful execution of our strategy will lead to attractive and sustainable risk- adjusted returns Our business mix is driven by core client needs and capital efficiency

UBS Wealth Management Jurg Zeltner CEO UBS Wealth Management November 17, 2011 Investor Day 2011

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 17 November 2011, UBS's financial report for third quarter 2011 filed on Form 6-K dated 25 October 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on November 10, 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2011 contained in this presentation do not constitute estimates of the actual 2011 full-year results. (c) UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages We have delivered stronger profits in a difficult environment We are strongly positioned to grow We aspire to higher profitability We are putting Investment Management & Advisory at the heart of our business

Wealth Management-unique global client base UBS position5 UBS WM invested assets on 30.9.111 o/w UHNW Asia Pacific Europe2 Net new money1 Emerging markets4 Switzerland3 #1 #1 #1 #1 #1 9M10 9M11 Total WM (CHF billion) (CHF billion) 273 135 292 158 154 (3.3) (15.7) (3.4) 8.9 16.3 8.3 6.7 (0.2) 6.7 7.1 (12.1) 20.5 720 1 Invested assets and net new money based on client domicile. Invested assets and net new money for "Swiss wealth management" and "International wealth management" as shown in UBS's quarterly report are based on an organizational view 2 Includes Western Europe and all other countries not covered elsewhere. We believe that CHF 12-30 billion are still at risk as a result of changes in tax regulation for clients domiciled in Western Europe 3 Net new money and invested assets for certain clients domiciled in Switzerland but served by businesses such as Financial Intermediaries or Global Family Office are reported under "International wealth management" in UBS's quarterly report 4 Latin America, Middle East & Africa and Central & Eastern Europe & Turkey 5 UBS internal analysis

(13%) (87.1) (12.1) 20.51 NNM (CHF billion) Invested assets (CHF billion) RoA5 (bps) Total operating expenses4 (CHF million) Profit before tax (CHF million) 1 YTD 9M11 2 Excluding gain on the sale of the strategic investment portfolio (CHF 433 million) 3 YTD 9M11 annualized for total operating income, total operating expenses and profit before tax 4 Includes restructuring costs; restructuring costs are not annualized 5 Excluding negative valuation adjustments on a property fund Client advisors (FTE) 4,286 4,172 4,252 +6bps Total operating income (CHF million) Cost / income ratio 70% 69% 68% Wealth Management performance 30.9.11 2010 2009 720 768 825 97 9M112 2010 92 2009 91 7,385 9M11 annualized2,3 2010 7,356 2009 7,471 5,049 2010 2009 5,191 4,994 9M11 annualized2,3 9M11 annualized2,3 2,391 2009 2010 2,308 2,280 (4%) +5% (1%)

Performance against WM peers 1 Delta RoA of period shown vs. RoA of preceding period; RoA calculated based on reported total operating income and average invested assets of respective period 2 Cost / income ratio of period shown 3 Peers: Barclays, Credit Agricole, Credit Suisse, EFG International, HSBC, JPMorgan, Julius Bar, RBS, Sarasin, Societe Generale and Vontobel, WM definition can vary from peer to peer Source: UBS internal analysis, certain peers adjusted based on available information FY09 1H11 Cost / income ratio2,3 Peer A 1 Peer G Peer G 2 Peer B Peer E 3 Peer E Peer A 4 Peer C Peer C 5 Rank 6 11 FY09 vs. FY08 1H11 vs. 2H10 Rank RoA change vs. previous period1,3 .. . . . 1 Peer A 2 Peer B Peer A 3 Peer C Peer F 4 Peer D Peer B 5 Peer E Peer E

Achievements 2009 to date

	Key enablers	Achievements
✓	Positive **operational leverage**	• RoA increase by 6 bps • Cost / income ratio improved by 2 ppt to 68% 9M11
✓	**Access to growth** through unique client base and global footprint	• Sustainable NNM turnaround • APAC with positive NNM in each year • >70% of NNM from UHNW in 2011
✓	Early mover in developing **onshore business** and establishing multi-booking centers	• Profitability improvement in Europe • Selective build-up of onshore presences
✓	Employer of choice for **top quality industry professionals** again	• After capacity adjustment in 2010 hiring of ~400 client advisors since 3Q10 mainly in Emerging Markets and APAC
~	Differentiation through our **investment performance**	• Implementation in progress under difficult market conditions

UBS
6

Key messages We have delivered stronger profits in a difficult environment We are strongly positioned to grow We aspire to higher profitability We are putting Investment Management & Advisory at the heart of our business

The new investor challenge Interest rates Equity performance Market volatility Credit spreads "Bull market" The past (until 2007) "Survival mode" Post crisis (2008-2010) "Alpha challenge" The future (2011- ) S&P 5001 VIX1 US Treasury1 iTRAXX1 1 Source: Bloomberg Time series shown from January 2004 until September 2011, VIX volatility index measuring of the implied volatility of S&P 500 index options; iTraxx is the international credit derivative index monitored by the International Index Company (IIC) Access to growth markets / investment ideas Wealth preservation Speed, reach, simplicity Bull performance Strong downturn Range-bound market Low volatility High volatility High volatility Medium yield- high leverage Low yield- deleveraging Low yield - deleveraging Low spreads High spreads Mid / high spreads

Investment Management and Advisory-key components Vast, deep understanding of markets Top-tier investment insight Leading investment management capabilities High quality product shelf One house view Local market insights Fast and focused communication to CAs Timely implementation of investment ideas Full flexibility in degree of client involvement in investment decisions UBS and third party Bespoke products Performance throughout market cycle Top-tier equity research Leading economic and fixed income research Market insight and corporate access Advisory Investment products / IPS Research CIO Client Investment Performance

Chief Investment Officer driving the new investment process CIO contribution Fast and crisp communication of UBS House View to advisors and clients Locally customized and suitable advisory packages providing actionable investment guidance for clients Ad-hoc communication in case of market events / turmoil to ensure Communication and implementation Chairing Global Investment Committee involving top investment professionals from entire firm Decision-making and formulating of UBS House View Asset allocation Investment themes House View Integration of internal and external expertise Investment Bank and Global Asset Management WM Research and regional CIOs External investment professionals Development of Investment Strategy Investment expertise Global Investment Committee Regional experts External experts UBS research CIO

Investment Management and Advisory Risk management Asset servicing / Global custody Wealth Management Advisory Portfolio management Traditional funds Hedge Funds Private Equity Real Estate Mandates Investment Bank Global Asset Management Global Investment Committee ECM / DCM Prime brokerage Product development Execution Product development Institutional clients Family offices Private clients Traditional funds Execution Alternative investments Third party Research

Investment Banking-a prerequisite for Wealth Management Low Mid High Need for IB product DCM ECM M&A Flow credit Credit solutions Corporate lending Rates FX Other macro / Prop Emerging markets Commodities Prime brokerage Cash equities Equity derivatives Prop Research Institutional-like coverage (e.g. family offices) Execution / risk Product development Exclusive investment opportunities Investment Bank products Advisory and corp. finance IBD FICC Equities Wealth Management needs

UBS Wealth Management-the clients' choice FX-hedging Commodities financing Global network Pre-IPO financing Placement Wealth advisory / planning Multi- booking Global Family Office Mandates Alpha opportunities Alternative mandates Direct access Execution capabilities Financing solutions Wealth structuring Investment content Our client

Key messages We have delivered stronger profits in a difficult environment We are strongly positioned to grow We aspire to higher profitability We are putting Investment Management & Advisory at the heart of our business

Well positioned in the most attractive markets 2% GDP growth p.a. until 2016 23% of global GDP in 2016 ^ 190 billionaires2 Western Europe1 4% GDP growth p.a. until 2016 17% of global GDP in 2016 ^ 240 billionaires2 Emerging Markets3 6% GDP growth p.a. until 2016 33% of global GDP in 2016 ^ 290 billionaires2 APAC 1 Including Switzerland 2 USD billionaires 3 Latin America, Middle East & Africa and Central & Eastern Europe & Turkey Sources: IMF WEO Database Sept. 2011, Forbes List 2011 CHF 6.8trn new wealth generation by 2016 CHF 1.3trn new wealth generation by 2016 CHF 3.2trn new wealth generation by 2016

APAC — our strongest growth market

Invested assets
(CHF billion)

Net new money
(CHF billion)


155
167
154
30.9.09
30.9.10
30.9.11
2
7
9
9M09
9M10
9M11

Strong UBS franchise

18 WM offices in **7 countries**
"Best Global Private Bank" (Asiamoney 2011)
Strong local Investment Bank footprint[1]**:** • Top 2 position in IBD in Asia Pacific • Top 3 position in Equities in HK/SG • "Best Equity Bank in Asia" (Global Finance)

Strategic focus

- **Hub strategy** out of financial centers **Singapore** and **Hong Kong**
- **Selective onshore** market presences (e.g. Japan, Taiwan)
- **Long-term investments** in India and China
- Tight collaboration with **IBD, IB Research and IB execution platform**

UBS

1 Dealogic

16

Emerging markets[1] — leading franchise with growth potential

Invested assets
(CHF billion)

Net new money
(CHF billion)



149
139
135
30.9.09
30.9.10
30.9.11
8
(11)
(3)
9M09
9M10
9M11

Strong UBS franchise

WM present in **more than 20 countries**

Growing Investment Bank capabilities:

- "Best M&A Bank in Middle East" (Global Finance)
- "Top 2 overall Emerging Market Deal of the Year" (Euroweek)

Strategic focus

- **Six priority markets**
- **Selective** build-up of **local onshore presences** (e.g. Brazil, Mexico, Israel)
- Cross-border business mainly out of **US, UK and Switzerland**
- **UHNW focus** due to prevalence of **entrepreneurs**
- Tight coordination with **Investment Bank** for **market coverage** and **local market insights**
- Opportunities for **growth through acquisitions**

UBS

1 Latin America, Middle East & Africa and Central & Eastern Europe & Turkey

17

Switzerland—strengthen #1 position


Invested assets
(CHF billion)
164
163
158
30.9.09
30.9.10
30.9.11
Net new money
(CHF billion)
(7)
(0)
7
9M09
9M10
9M11

Strong UBS franchise

- ~**100 WM offices** in Switzerland
- **"Best Private Bank for UHNW clients"** (Euromoney 2011)
- Market **leading** position for **UBS Global Asset Management**
- **"Best M&A House in Switzerland"** (Euromoney)

Strategic focus

- Full **integration** across all businesses (Retail and Corporate, Asset Management, Investment Bank)
- **Strong referrals** from Swiss Corporate and Retail client base
- **Strong regional integration** with Corporate and Retail leveraging **joint platform** and **distribution network**

UBS
18

Convergence of client needs Cross-border Europe-the rules are changing Increased international pressure on banking secrecy jurisdictions Fiscal transparency Increased regulatory requirements and complexity (high entry barriers) Comprehensive Pan-European market access Investor protection MiFID AIFMD UCITS IV FATCA EUSD Abolition Aut. inf. exchange OECD art 26 Tax amnesties Onshore EU passport

Europe — our largest franchise

Invested assets
(CHF billion)

Net new money
(CHF billion)



380
318
273
30.9.09
30.9.10
30.9.11
(39)
(16)
(3)
9M09
9M10
9M11

Strong UBS franchise

- **"Best Private Bank in Europe"** (The Banker, Global Private Banking Awards 2011)
- **"Best Private Bank for UHNW in Western Europe"** (Euromoney 2011)

Global Asset Management: strong position in mutual fund business

Investment Bank[1]**:** top 5 in IBD in UK and Germany

Strategic focus

- **Combined market coverage – gain market share again**
  - Strong **onshore franchise** (10 countries, focus on UK, Germany and Italy)
  - International business mainly served out of major financial centers **Switzerland, UK and Luxembourg**
- Tight **profitability management** (e.g. hub strategy for IT/Operations, product shelf, platform)

UBS

1 Dealogic

20

Key messages We have delivered stronger profits in a difficult environment We are strongly positioned to grow We aspire to higher profitability We are putting Investment Management & Advisory at the heart of our business

Cost / income ratio Gross margin4 (bps) UBS Wealth Management performance and targets1 4286.00000000049 4172.00000000047 4252.00000000048 4700.00000000053 Target ~4,700 9M11 4,252 2010 4,172 2009 4,286 91.0000000000103 92.0000000000105 97.000000000011 100.000000000011 Target 95-105 9M11 972 2010 2009 1 Annual performance ranges for 2012 through 2016 2 Excluding gain on sale of strategic investment portfolio 3 Net new money as reported for 9M11 - not annualized 4 Excluding negative valuation adjustments on a property fund Net new money growth (% p.a. of invested assets) Client advisors (FTE) -5.54081632653124 -1.00000000000011 2.66927083333364 4.00000000000045 Annual target ~3-5% 9M113 3% 2010 (1%) 2009 (10%) 70.000000000008 69.0000000000078 68.0000000000077 65.0000000000074 Target 60-70% 9M11 68%2 2010 69% 2009 70%

Net new money growth Efficiency Revenue increase Our challenges Key levers to reach our targets1 Our key levers Sales and advisory process Pricing and discount management Product shelf performing throughout market cycle Access to Investment Bank Cumulative net new money by client advisors Gross margin (bps) Operating expenses (CHF billion) and C/I ratio (%) Growth without compromising on profitability High quality client advisors Local presence in Emerging Markets Referrals Leverage of UBS Group / Corporate Center Synergies through optimized market and hub organization in Europe 1 Annual performance ranges for 2012 through 2016; excluding future significant non-recurring items, if any 2 Excluding gain on sale of strategic investment portfolio Net new money 0 50% 0% 100% 9M11 ~50% positive client advisors FY10 ~40% positive client advisors FY09 ~30% positive client advisors 25% 75% Share of client advisors 5.0 2009 2008 Target 9M11 annualized 5.0 2010 62 69 682 60-70 70 5.2 6.5 >100 91 Brokerage/Adv. Pricing Mandates Lending FY 2009 Ambition Portfolio shift New baseline

Earnings quality (RoA) NNM turnaround Focused investments Retention Cost management Rigorous compliance framework Investment Management and Advisory Accelerated growth Fully exploit group potential Execute and Perform Pursuing our successful trajectory Profit margin (Pre-tax profit in % of Income) Stabilize and Reposition Transform and Outperform 16.4300000000019 12.0000000000014 29.0000000000033 ~40 15.7000000000018 13.1000000000015 2009 2010 Ambition 2011 UBS WM WM peers2 1 Excluding gain on sale of strategic investment portfolio, based on 9M11 for UBS WM and 1H11 for peers 2 Invested asset weighted average includes Barclays, Credit Agricole, Credit Suisse, EFG International, HSBC, Julius Bar, RBS, Sarasin, Societe Generale, Vontobel 17.0000000000019 11.4000000000013 26.4 32.01 27.0 31.4 28.1 30.7

Key messages We have delivered stronger profits in a difficult environment We are strongly positioned to grow We aspire to higher profitability We are putting Investment Management & Advisory at the heart of our business

Wealth Management Americas Robert McCann CEO Wealth Management Americas November 17, 2011 Investor Day 2011

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's media release furnished on Form 6-K dated 17 November 2011, UBS's financial report for third quarter 2011 filed on Form 6-K dated 25 October 2011 and UBS's Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on November 10, 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein. Annualized figures for the first nine months of 2011 contained in this presentation do not constitute estimates of the actual 2011 full-year results. (c) UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. Disclaimer Cautionary statement regarding forward-looking statements

Key messages We are reconfirming our client-focused and advisor-centric strategy Our growth will be driven by three key areas - banking and lending, advice-based solutions and delivering the firm We are confident that we will achieve our targets

Reconfirming our strategy Unique positioning and global reach provide optimal size and agility 1 On 30.9.11 = USD 500 billion Circle size reflects invested assets1 1 C B A UBS WMA + WM WMA Scale-driven firms (US peers) Private bank / trust models Future

1 CHF converted to USD as follows: 9M09 average 1.10; 9M11 average 0.88 2 9M09 includes USD 139 million in restructuring charges and USD 17 million in goodwill impairment charges; 9M11 includes USD 11 million in restructuring charges 3 Annualized, based on WMUS headcount 4 Figures reflect period-end calculations 5 Revenue per FA reflect 3Q11 vs. 3Q09 figures; revenue per FA 9M09: USD 613,000, 9M11: USD 869,000 Executing our strategy (USD1) 9M09 9M11 Invested assets (billion) 667 715 7% i Revenues (million) 3,777 4,460 18% i Pre-tax profits2 (million) (133) 444 NM i Non-FAs 10,391 9,333 (10%) i Financial advisors 7,286 6,913 (5%) i % FA attrition rate >250,0003 17.2% 3.6% NM i Invested assets / FA4 (million) 92 103 12% i Revenue / FA5 (thousand) 683 895 31% i NNM (billion; excl. dividends & interest) 0.4 11.6 i 9M11 vs 9M09 2800%

Industry-leading advisor productivity Competitor A Competitor B Competitor C UBS 112 113 513 650 647 612 662 767 785 747 837 931 893 854 683 855 884 3Q09 1Q11 2Q11 3Q11 895 37 73 74 69 84 97 97 90 93 102 98 90 92 3Q09 1Q11 2Q11 3Q11 103 Revenue per FA (USD thousand) Invested assets per FA (USD million) Substantial and consistent improvement since 3Q09

Key messages We are reconfirming our client-focused and advisor-centric strategy Our growth will be driven by three key areas - banking and lending, advice-based solutions and delivering the firm We are confident that we will achieve our targets

1 Households with more than USD 100,000 in assets held at UBS and a Resource Management Account relationship as of June 2011 2 Estimated using internal models with IXI (third-party research firm) and UBS proprietary data 3 Jumbo: mortgage loan greater than USD 625,250 in certain high cost US cities (e.g. New York, San Francisco); Super-jumbo: mortgage loan greater than USD 3 million Banking opportunity-lending & mortgages Top 300,000 households1,2 USD 50 billion in mortgage balances 16,000 clients have USD 20 billion in jumbo and super- jumbo mortgages3 not held with UBS 47% have not refinanced in two years Held outside UBS Held at UBS Assets Liabilities 61% 39% 79% 21%

Continued focus on HNW & UHNW segments has resulted in significant credit line balance and NNM increases since 2009 Banking opportunity-credit line balances Balances with HNW & UHNW clients have grown over 41% since 2009 Credit conditions have allowed proper risk-based pricing YTD 2011 NNM inflows of USD 3.3 billion1 from credit line clients Securities-based lending leads to deeper banking relationships with clients Significant client opportunity Credit line balances - HNW & UHNW segments (USD billion) 1 Excludes dividends & interest 12.6 2009 16.0 2010 17.8 3Q11 41%

Evolution of advisor focus Description % FAs4 ROA lift5 Revenue concentrated in transactional products1 Revenue mainly split between transactional products and fee- based business2 Majority of revenues in fee- based business2 Some use of complementary solutions3 Revenue concentrated in fee- based business2 Higher revenues in complementary solutions3 Investments Portfolio management Wealth management Transactions +9% +12% +10% 1 Transactional products include equities, bonds (TFI and Munis) 2 Fee-based business include Portfolio Management Program, managed accounts, mutual funds, annuities, etc. 3 Complementary solutions include banking products, alternative investments, structured products, financial planning, etc. 4 Excludes a) institutional advisors, b) specialists, c) advisors with length of service less than 2 years, d) advisors with annual revenue lower than USD 250,000, and/or assets below USD 10 million 5 Based on average RoA

Over 16% of FAs have made an internal referral YTD, generating USD 1.1 billion in NNM Referrals to the Investment Bank have increased over 21%1 Integration of Corporate, Institutional and Middle Markets platforms Incentives and accountability in place to drive cultural change Delivering the firm We are positioned to be the provider of choice for companies, their employees and families Wealth Management Individual Employee Corporation Client needs analysis Investment Banking Corporate Services Global Asset Management 6,700 corporate and institutional relationships in the US Over 7,700 of their senior executives and board members are clients of WMA Yet for vast majority, we serve only one need Signficant opportunity to deepen relationships by delivering the firm We are gaining traction ... .... and just beginning to tap potential 1 Annualized 9M11 versus full-year 2010

Key messages We are reconfirming our client-focused and advisor-centric strategy Our growth will be driven by three key areas - banking and lending, advice-based solutions and delivering the firm We are confident that we will achieve our targets

Recent success supports confidence in growth ambitions Annual NNM growth Cost / income ratio Gross margin (bps) 75-85 81 80 78 2009 2010 3Q11 Target YTD 99 102 90 80-90 2009 2010 3Q11 Target YTD (%) (%) We are confident we will achieve our targets1 (1.8) 2.0 2-4 2009 2010 3Q11 Target (0.9) 1 Annual performance ranges for 2012 through 2016; excluding future significant non-recurring items, if any

Key messages We are reconfirming our client-focused and advisor-centric strategy Our growth will be driven by three key areas - banking and lending, advice-based solutions and delivering the firm We are confident we will achieve our targets

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: November 17, 2011